August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (703) 876-3043

Mr. Nicholas D. Chabraja
General Dynamics Corp.
2941 Fairview Park Drive, Suite 100
Falls Church, VA 22042-4513

>   **Re: General Dynamics Corp.**
>   **Definitive 14A**
>   **Filed March 23, 2007**
>   **File No. 001-03671**

Dear Mr. Chabraja:

       We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

       In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

       If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee Report on Executive Compensation, page 15

1. The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. For your Compensation Discussion and Analysis, please revise to

explain and place in context why you chose to pay each element, and revise to provide sufficient quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. Refer to Item 402(b)(1) of Regulation S-K.

2. We note the role that the management plays in determining executive compensation on page 22. Please revise to expand in reasonably complete detail the role of Mr. Chabraja (and other management personnel if applicable) in your compensation processes.

3. With respect to total compensation and individual elements of compensation, please revise to expand your disclosure on targeted percentile of survey data. Please specify how each element of compensation relates to the data you have analyzed from the peer companies. Your disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation of any named executive officer is outside a targeted percentile range, please explain why.

4. We note that you use individual performance on pages 18, 22 and elsewhere to determine compensation; however, we note minimal analysis and discussion of the effect individual performance has on compensation awards. Please revise to expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

5. With respect to bonus and equity awards on page 19, please revise to specify how you determined the specific amount awarded. For example, please revise to discuss the weight given to each performance factor or goal and how performance affects the amount awarded. Please refer to Item 402(b)(2)(v).

6. We note your disclosure on page 30 that long-term equity incentives are based on individual, Company and where applicable, business unit performance. Please revise to discuss the specific individual, company and business unit performance factors and operating goals considered in long-term equity incentive. Please revise to disclose all performance targets. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. In addition, please include your 2007 targets known at the time you filed the proxy.

7. We note that the directors are all outside directors for purposes of Section 162(m) of the Internal Revenue Code. Please revise to expand your disclosure regarding tax and accounting treatment with respect to Section 162(m). Please refer to Item 402(b)(2)(xii) of Regulation S-K.

8. It appears general industry companies are used as benchmarks in addition to the Compensation Survey Group. If you benchmark any named executive officers (total or individual compensation) against general industry companies, please revise to disclose such companies. Please refer to Item 402(b)(2)(xiv).

Summary Compensation Table, page 24

9. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note disparities in Mr. Chabraja's compensation as compared to that of other named executive officers. Please revise to provide a more detailed discussion of how and why Mr. Chabraja's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.

Potential Payments Upon Termination or Change-In-Control, page 32

10. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel